ISSUED ON BEHALF OF RELX PLC AND RELX NV

28 August 2015

Director/PDMR Shareholding

RELX Group announces that today Linda Sanford, a non-executive director of RELX PLC and RELX NV, purchased 3,000 RELX NV American Depositary Shares (ADS) at $15.302 per ADS. One RELX NV ADS is equal to one RELX NV ordinary share.

As a result of this transaction, Ms Sanford’s interests in the share capital of RELX PLC and RELX NV are as follows:

6,700 RELX PLC ordinary shares; and
3,000 RELX NV ordinary shares.